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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 1)

                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

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                              CITIZENS CORPORATION
                           (Name of Subject Company)

                        ALLMERICA FINANCIAL CORPORATION
                        CITIZENS ACQUISITION CORPORATION
                                   (Bidders)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)
                                 01-174533 10 9
                     (CUSIP Number of Class of Securities)

                              JOHN F. KELLY, ESQ.
                               440 LINCOLN STREET
                        WORCESTER, MASSACHUSETTS  01653
                                 (508) 855-1000
                     (Name of Person Authorized to Receive
                         Notices on Behalf of Bidders)

                                    Copy to:
                             LAUREN I. NORTON, ESQ.
                                  ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS  02110
                                 (617) 951-7000

                           CALCULATION OF FILING FEE

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          Transaction Value*                      Amount of Filing Fee
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           $170,894,100.00                              $34,178.82
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* For purposes of calculating the fee only. This amount assumes the purchase of 5,892,900 shares of common stock, par value $.01 per share, of Citizens Corporation at $29.00 net in cash per share, which represents all outstanding shares at October 30, 1998 not owned directly or indirectly by the persons filing this statement. The amount of the filing fee calculated in accordance with Rule 0-11 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $34,178.82                    Filing Parties:  Allmerica Financial Corporation and
                                                                        Citizens Acquisition Corporation
Form or Registration No.:  Schedule 14D-1              Date Filed:      November 2, 1998

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                                 INTRODUCTION

     Allmerica Financial Corporation ("AFC") and Citizens Acquisition Corporation (the "Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on November 2, 1998, wih respect to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Citizens Corporation, a Delaware corporation ("Citizens") that AFC does not already own. Capitalized terms used herein but not defined are used as defined in the Schedule 14D-1.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is amended and supplemented to to add the following exhibit:

     (a)(8)   Press Release dated November 16, 1998.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  November 16, 1998        ALLMERICA FINANCIAL CORPORATION


                                By: /s/ Edward J. Parry, III
                                   -------------------------------------
                                    Name: Edward J. Parry, III
                                    Title: Vice President, Treasurer and
                                           Chief Financial Officer


                                CITIZENS ACQUISITION CORPORATION


                                By: /s/ Edward J. Parry, III
                                   ---------------------------------------
                                    Name: Edward J. Parry, III
                                    Title: President and Treasurer

                                 EXHIBIT INDEX

                                    EXHIBITS
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     (a)(8)  Press Release dated November 16, 1998.